(LETTERHEAD OF CAHILL GORDON & REINDEL LLP)

(212) 701-3000

April 13, 2006

Jill S. Davis
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

Re:	Form 10-K for the year ended December 31, 2005 Filed February 27, 2006 File No. 1-16179

Dear Ms. Davis:

Energy Partners, Ltd. (the “Company”) is in receipt of your letter dated March 31, 2006 regarding your comments to the Company’s Form 10-K for the year ended December 31, 2005. The Company has carefully considered each of your comments, and at the request and on behalf of the Company we respectfully provide the responses and supplemental information below. We believe, after reviewing the comments, that it is not necessary for the Company to amend its existing Form 10-K for the year ended December 31, 2005 and we propose responding to the relevant comments prospectively. For your convenience, we have reproduced each comment from your letter immediately before the Company’s response.

Business and Properties, page 3

1. Comment

Ms. Jill S. Davis
April 13, 2006

It appears that your measure “present value of estimated pre-tax future net cash flows” may be a non-GAAP measure since it differs from the standardized measure of discounted future net cash flows due to the exclusion of future income tax from the calculation. If it is a non-GAAP measure, the disclosure required by Item 10(e) of Regulation S-K would be required, including a reconciliation to the most directly comparable component of the standardized measure of discounted future net cash flows. Refer to the subparts of paragraph 30 of SFAS 69. It may also be necessary for you to rename the measure to avoid investor confusion, since the term is used in certain of our rules, or to provide further disclosure regarding the use of this term.

Response: The Company believes present value of estimated future net revenues before income taxes (“PV 10”) to be an important measure for evaluating the relative significance of its natural gas and oil properties and that PV 10 is widely used by professional analysts and investors in evaluating oil and gas companies. Because many factors that are unique to each individual company impact the amount of future income taxes to be paid, the use of a pre-tax measure provides greater comparability of assets when evaluating companies. The Company believes most other companies in the oil and natural gas industry calculate PV 10 on the same basis. PV 10 is computed on the same basis as the standardized measure of discounted future net cash flows but without deducting income taxes. PV 10 is presented in the Company’s report of independent petroleum engineers included in exhibits 99.1 and 99.2 to our Form 10-K. In future filings, the Company will remove the reference to “present value of estimated pre-tax future net cash flows,” in Business and Properties, page 3 and defer the discussion to the table on page 5, as described in the response to comment 2.

Oil and Natural Gas Reserves, page 5

2. Comment

Likewise, please address your presentation of “Estimated future net revenues before income taxes” and “Present value of estimated future net revenues before income taxes” in light of the above comment regarding non-GAAP measures.

Response: As discussed in the response to comment 1, the Company believes present value of estimated future net revenues before income taxes (“PV 10”) to be an important measure for evaluating the relative significance of its natural gas and oil properties and that PV 10 is widely used by professional analysts and investors in evaluating oil and gas companies. Because many factors that are unique to each individual company impact the amount of future income taxes to be paid, the use of a pre-tax measure provides

Ms. Jill S. Davis
April 13, 2006

greater comparability of assets when evaluating companies. The Company believes most other companies in the oil and natural gas industry calculate PV 10 on the same basis. PV 10 is computed on the same basis as the standardized measure of discounted future net cash flows but without deducting income taxes. Both PV 10 and “estimated future net revenues before income taxes” are presented in the Company’s report of independent petroleum engineers included in exhibits 99.1 and 99.2 to our Form 10-K. The table on page 5 displays with equal significance the non-GAAP amounts with their GAAP equivalent. In future filings, the Company will include this discussion of the significance of these measures to the Company.

Consolidated Statements of Operations, page 40

3. Comment

We note that you present stock-based compensation as a separate component of general and administrative expense. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees. Refer to Topic 14:F of SAB 107 for further guidance.

Response: The Company has adopted FAS 123R effective January 1, 2006 and will also follow the income statement presentation guidance of share-based arrangements prescribed by SAB 107 Topic 14:F. In future filings, stock-based compensation that has been presented as a separate component of general and administrative expense in previous periods will be reclassified to conform to the classification required in the period of adoption. The Company will therefore include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees.

Note 2. Summary of Significant Accounting Policies, page 43

(b) Property and Equipment

4. Comment

We note your disclosure indicating that you do not drill in areas that require major capital expenditures before production can begin. For clarity, please confirm whether you are carrying any capitalized drilling costs exceeding one year and for which proved reserves have not been determined. In the event you have these costs please provide the disclosures required by paragraph 10 of FSP 19-1 or tell us why this literature would not apply.

Ms. Jill S. Davis
April 13, 2006

Response: The Company confirms that it is not carrying any capitalized drilling costs exceeding one year for which proved reserves have not been determined and will clarify this disclosure in future filings.

5. Comment

Please tell us whether or not you have a policy to capitalize interest costs and explain the nature of those costs, if applicable.

Response: In future filings the Company will include its capitalized interest policy in footnote 2 to its Consolidated Financial Statements. It is the Company’s policy to capitalize interest costs associated with the development of significant properties or projects to bring them to a condition necessary for their intended use.

(g) Revenue Recognition, page 44

6. Comment

We note that you account for gas imbalances using the entitlements method. Please expand your disclosure to address your revenue recognition policy for oil sales and clearly indicate how you apply the revenue recognition criteria identified in SAB Topic 13.A.

Response: In future filings, the Company will expand its disclosure to address its revenue recognition policy for oil sales and clearly indicate how it applies the revenue recognition criteria identified in SAB Topic 13.A.

Note 6. Property and Equipment, page 49

7. Comment

We note from your footnote (1) reference on page 29 that you have unconditional obligations to purchase seismic related services. Please confirm, if true, that you expense seismic data acquisition costs, as indicated by your overview discussion on page 22. In the event that you do capitalize such costs, please reference the authoritative accounting literature you rely on to support your methodology.

Response: The Company confirms that it does expense seismic data acquisition costs as indicated by the overview discussion on page 22. These costs are included in Exploration expenditures and dry hole costs on the Consolidated Statements of Operations. In addition please refer to the discussion of Exploration expenditures and dry hole costs on page 26 in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Ms. Jill S. Davis
April 13, 2006

Note 7. Tropical Weather, page 49

8. Comment

We note that you have accrued $20.4 million for your business interruption claim and have classified this accrual within other receivables. We further note that you have included $24.6 million within this line item for “offshore repair costs expended as of December 31, 2005 for Hurricanes Katrina, Rita and Cindy.” Please expand your disclosure to explain why you have classified these costs within other receivables. Please confirm that you will classify the proceeds from your insurance claims in accordance with paragraph 22(c) of SFAS 95 or otherwise advise.

Response: In future filings, the Company will expand its disclosure to explain why insurance receivable costs due to the tropical weather have been classified as other receivables. The Company also confirms that it will classify the proceeds from its insurance claims as cash flow from operating activities or financing activities as appropriate in accordance with paragraph 22(c) of SFAS 95.

Note 20. Supplementary Oil and Natural Gas Disclosures, page 61

9. Comment

We note your break-out of acquisition costs into business combinations and lease acquisitions. As there is no provision for this separate break-out, please revise your presentation to comply with paragraph 21 and Illustration 2 of SFAS 69.

Response: In future filings, the Company will present acquisition costs as one line in order to comply with paragraph 2 and Illustration 2 of SFAS 69.

Standardized Measure of Discounted Future Net Cash Flows Relating to Reserves, page 63

10. Comment

We note the prices you used to value the standardized measure of discounted future net cash flows were “adjusted for field and determinable escalations.” Please confirm, if true, that your adjustments were made to the extent provided by contractual arrangements existing at year-end or otherwise advise. Refer to paragraph 30(a) of SFAS 69.

Ms. Jill S. Davis
April 13, 2006

Response: The Company confirms that the prices used to value the standardized measure of discounted future net cash flows were based on year-end prices. The use of the term “determinable escalations” may have been too general as the reference is to the conversion of year end spot prices from Mmbtu to the reported Mcf value. In future filings, the Company will clarify this disclosure.

Controls and procedures, page 66

11. Comment

We note that your certifying officers determined that your disclosure controls and procedures “were effective as of the end of the period covered by this report.” We further note that your certifying officers designed your disclosure controls and procedures “to provide reasonable, not absolute, assurance” that the objectives of your disclosure control system are met and, that your certifying officers “have concluded, based on their evaluation as of the end of the period, that [y]our disclosure controls and procedures were sufficiently effective to provide reasonable assurance that the objectives of [y]our disclosure control system were met.” Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. In this regard, please tell us what you mean by “sufficiently effective.” In future filings, please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands that their effectiveness is based upon the reasonable assurance level.

Response: In future filings, the Company will revise its disclosure to clarify whether its disclosure controls and procedures are effective at the reasonable assurance level.

Exhibits 31.1 and 31.2

12. Comment

We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include references throughout the certification to the annual report. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

Response: In future filings, the text of the Company’s certifications will conform to the text of Item 601(b)(31) of Regulation S-K by removing the reference to annual in each certification.

Ms. Jill S. Davis
April 13, 2006

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to telephone me at (212) 701-3323.

Sincerely,

/s/ John Schuster

John Schuster

Jill S. Davis
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549-0405

cc:	Jonathan Duersch David R. Looney John H. Peper Dina M. Bracci